UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM N-17F-2


              Certificate of Accounting of Securities and Similar
                         Investments in the Custody of
                        Management Investment Companies


                    Pursuant to Rule 17f-2[17CFR 270.17f-2]




1. Investment Company Act File Number:              Date examination completed:

     811-5267                                           10/31/97

2. State Identification Number:






3. Exact name of investment company as specified in registration statement:

          VAM Institutional Funds, Inc.

          VAM Financial Institutions Intermediate Duration Portfolio



4. Address of principal executive office number, street, city, state, zip codes:

          90 South Seventh Street, Suite 4400, Minneapolis, MN 55402

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM N-17F-2


              Certificate of Accounting of Securities and Similar
                         Investments in the Custody of
                        Management Investment Companies


                    Pursuant to Rule 17f-2[17CFR 270.17f-2]




1. Investment Company Act File Number:              Date examination completed:

     811-5267                                           10/31/97

2. State Identification Number:






3. Exact name of investment company as specified in registration statement:

          VAM Institutional Funds, Inc.

          VAM Financial Institutions Core Portfolio



4. Address of principal executive office number, street, city, state, zip codes:

          90 South Seventh Street, Suite 4400, Minneapolis, MN 55402

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
     VAM Institutional Funds, Inc.:

We have examined management's assertion, included in its representation letter, that VAM Financial Institutions Intermediate Duration Portfolio and VAM Financial Institutions Core Portfolio of VAM Institutional Funds, Inc. (the Funds) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of October 31, 1997. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 1997, and with respect to agreement of security purchases and sales, for the period from August 31, 1997 (the date of our last examination) through October 31, 1997, without prior notice to management:

         * Confirmation of all securities with the sub-custodian, Northern Trust.

         * Confirmation or examination of underlying documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, and/or transfer agents;

         * Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

         *        Test of selected security transactions since our last report.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 1997 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management of VAM Financial Institutions Intermediate Duration Portfolio and VAM Financial Institutions Core Portfolio and the Securities and Exchange Commission and should not be used for any other purpose.


                                             KPMG Peat Marwick LLP


Minneapolis, Minnesota
December 19, 1997